UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K __Form 20-F __Form 11-K _X_Form 10-Q __Form N-SAR

                         SEC FILE NUMBER - 0-18925
                        CUSIP NUMBER - 457954-50-1

                  For Period Ended:   August 31, 2000
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name or Registrant -     Innovo Group Inc.

Former Name if Applicable -

Address of Principal Executive Office (Street and Number) -

2633 Kingston Pike, Suite 100

City, State and Zip Code - Knoxville, Tennessee   37919

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company requires additional time to finalize the financial statements in its Quarterly Report for a complete and accurate filing.

PART IV - OTHER INFORMATION

(1) Name and telephone Number of person to contact in regard to this notification - Jay Furrow, 865-546-1110

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     _X_Yes   ___No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     _X_Yes   ___No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Sales for the nine months ended August 31, 2000 were approximately $5.5 million compared to approximately $9.5 million in the same period of the prior year. Net loss for the nine months ended August 31, 2000 was approximately $1.8 million or $0.24 per share with the loss for the same
period in 1999 being approximately $16,000 or $0.00 per share.   The
decrease in sales is primarily the result of a large specialty order that was placed with the Company in the third quarter of 1999 but not repeated in 2000 and a reduction in the Company's international business due to the lack of demand for licensed products in the European market. Furthermore, the Company had limited production capabilities during much of the period due to a labor shortage thus resulting in the Company not being able to meet customer demand. The Company believes that the production agreement entered into with Commerce Investment Group, LLC will allow the Company to meet customer demand going forward. During the period, the Company incurred the expenses associated with the discontinuation of its international division and also experienced significant costs associated with the completion of the transactions with the Commerce Group.



 _______________________________________________________________________

Name of Registrant as Specified in Charter - Innovo Group Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date : October 17, 2000             By:  /s/Jay Furrow
                                         -------------
                                         Jay Furrow
                                         Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registration is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.